Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
7 March 2009
Sterlite Signs New Agreement to Purchase Operating Assets of ASARCO LLC
Mumbai, India: Sterlite Industries (India) Limited (“Sterlite”), a subsidiary of Vedanta Resources plc, the London-based FTSE 100 metal and mining group, today announced that it has signed a new agreement with ASARCO LLC (“Asarco”), a Tucson based mining, smelting and refining company, for purchase of substantially all the operating assets of Asarco.
The purchase consideration comprises (a) a cash payment of US$ 1.1 billion on closing; and (b) a senior secured non-interest bearing promissory note (the “Note”) for US$ 600 million, payable over a period of nine years as follows: (i) US$ 20 million per year from the end of second year for a period of seven years; and (ii) a terminal payment of US$ 460 million at the end of the ninth year, totaling to US$ 600 million. In the event that the annual average of daily copper prices in a particular year increases beyond US$6,000 per tonne, the annual payment in that year will be proportionately increased subject to a maximum of US$ 66.67 million and the terminal payment in the ninth year will be correspondingly reduced, keeping the total payment at US$ 600 million. The principal amount of the Note will be adjusted for any variations in working capital on closing. The obligations under the Note are secured against the assets being acquired and are without any recourse to Sterlite.
The agreement is subject to the approval of the U.S. Bankruptcy Court for the Southern District of Texas, Corpus Christi Division.
Asarco, formerly known as American Smelting and Refining Company, is a 110 year old company and is currently the third largest copper producer in the United States of America. It sold approximately 237,000 tonnes of refined copper in 2008. Asarco’s mines currently have estimated reserves of 5 million tonnes of contained copper. For the year ended 31 December 2008, Asarco had total revenues of nearly US$1.9 billion and profit before tax of US$ 393 million.
The integrated assets to be acquired include three open-pit copper mines and associated mills and SX-EW in Arizona, USA, a copper smelter in Arizona, USA and a copper refinery, rod and cake plants and a precious metals plant in Texas, USA. The asset acquisition is on a cash free and debt free basis. Sterlite will assume operating liabilities but not legacy liabilities for asbestos and environmental claims for ceased operations. The consideration being paid is towards the gross fixed assets and working capital of Asarco.
“We are happy that we have reached agreement with ASARCO on these new terms,” said Mr. Anil Agarwal, Chairman, Sterlite. “This acquisition is in line with our strategy of leveraging our existing skills to become a diversified global copper producer and creating long term value for shareholders.”

Sterlite Industries (India) Limited Acquisition of Asarco Assets	Page 2 of 2
Asarco is expected to create significant long term value for all stakeholders through:
■	Leveraging Sterlite’s proven operational and project skills to develop and optimise Asarco’s mines and plants;

■	Access to attractive mining assets with long life;

■	Geographic diversification in the North American market; and

■	Stable operating and financial platform for Asarco.
RBS Securities acted as financial advisor and Shearman & Sterling acted as legal advisor to Sterlite in this transaction.
Barclays Capital acted as financial advisor and Baker Botts L.L.P. acted as legal advisor to Asarco in this transaction.
For further information, please contact:

Sumanth Cidambi Director — Investor Relations Sterlite Industries (India) Limited	sumanth.cidambi@vedanta.co.in Tel: +91 22 6646 1531

Sheetal Khanduja Manager — Investor Relations Sterlite Industries (India) Limited	Sheetal.khanduja@vedanta.co.in Tel: +91 22 6646 1427
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminum, copper and zinc and lead. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminum Company Limited for its aluminum operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit
www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters. of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.